Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton”)

666 Burrard Street, Suite 3150

Vancouver, British Columbia  V6C 2X8

2.

Date of Material Change

January 26, 2009

3.

News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on January 26, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Silver Wheaton announced that it has entered into an agreement with a syndicate of underwriters led by Genuity Capital Markets and GMP Securities L.P. pursuant to which they have agreed to purchase, on a bought deal basis, 31,250,000 common shares of Silver Wheaton at a price of C$8.00 per share, for aggregate gross proceeds to Silver Wheaton of approximately C$250 million.  In addition, Silver Wheaton has agreed to grant to the underwriters an option to purchase up to an additional 4,687,500 common shares at a price of C$8.00 per share, on the same terms and conditions as the offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the offering.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering to Silver Wheaton will be approximately C$287.5 million.

5.

Full Description of Material Change

Silver Wheaton announced that it has entered into an agreement with a syndicate of underwriters led by Genuity Capital Markets and GMP Securities L.P. pursuant to which they have agreed to purchase, on a bought deal basis, 31,250,000 common shares of Silver Wheaton at a price of C$8.00 per share, for aggregate gross proceeds to Silver Wheaton of approximately C$250 million.  In addition, Silver Wheaton has agreed to grant to the underwriters an option to purchase up to an additional 4,687,500 common shares at a price of C$8.00 per share, on the same terms and conditions as the offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the offering.  In the event that the option is exercised in its entirety, the aggregate gross proceeds of the offering to Silver Wheaton will be approximately C$287.5 million.

The net proceeds of the financing will be used to repay Silver Wheaton’s revolving debt facility and for general corporate purposes.  Upon completion of the financing, Silver Wheaton will have approximately US$20 million drawn from its US$400 million revolving debt facility, which will be available to fund further growth opportunities.

Following the repayment of the revolving debt facility, Silver Wheaton’s only remaining debt will be its term debt facility of US$157 million, which is payable in quarterly installments, maturing in July, 2014, and the outstanding balance of its revolving debt facility (US$20 million).

The common shares to be issued under this offering will be offered by way of a short form prospectus in all of the provinces of Canada and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities act of 1933, as amended.

The offering is scheduled to close on or about February 12, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the completion of the proposed offering; the use of proceeds from the offering; the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions; risks related to the integration of acquisitions, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information, contact Gary Brown Chief Financial Officer of Silver Wheaton Corp. at (604) 639-9873.

9.

Date of Report

January 27, 2009.